News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 24, 2026

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada - Seabridge Gold Inc. (the "Company") (TSX:SEA) (NYSE:SA) today provided the voting results of its annual general meeting of shareholders held on June 24, 2026.

A total of 63,228, 532 common shares were represented at the meeting, representing 58.75% of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

1. Election of all of management's nominees to the board of directors of the Company;

Director	Votes For	Votes Against	Percentage For
Trace J. Arlaud	44,453,678	412,404	99.08%
Matthew Coon Come	44,399,730	466,351	98.96%
Rudi P. Fronk	43,559,389	1,306,693	97.09%
M. Colin Joudrie	44,738,869	127,214	99.72%
Melanie R. Miller	43,553,382	1,312,703	97.07%
Clem A. Pelletier	44,671,210	194,874	99.57%
Julie Robertson	44,598,624	267,461	99.40%
John W. Sabine	44,244,629	621,453	98.61%
Gary A. Sugar	44,086,557	779,527	98.26%
Carol T. Willson	43,817,184	1,048,901	97.66%

2. Appointment of KPMG LLP as auditor of the Company for the ensuing year (96.93% votes for);

3. Authorization of the directors to fix the auditors remuneration (98.28% votes for);

4. Approval, on an advisory basis, of the Corporation's approach on executive compensation (96.17% votes for).

A total of 18,362,198 shares were "non-votes" under U.S. proxy rules and were not cast with respect to the election of each of the directors, the auditors' remuneration or the advisory vote on executive compensation.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com